



Myorr Janha · 3rd

Co-Founder/Partner Real Friends Creative, Dreamwood Media, Co-Founder Solari Hemp

- Real Friends Creative

- St. Pauls College

West Hollywood, California, United States · **Contact info**

500+ connections

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About

Over 25 years of experience in marketing, public relations and business development.

Specialties: Advertising, Brand Development and Strategy , Business   ...see more

Activity

2,161 followers

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Experience

Founder/Partner Real Friends Creative, Founder Solari Hemp
Real Friends Creative
Jan 2018 – Present · 4 yrs 1 mo
Los Angeles, California, United States

Board Member
Philanthropik.org
Sep 2021 – Present · 5 mos

We believe that this vision for our community is absolutely achievable through careful planning by Philanthropik in partnership with   ...see more



Board Member
Corvidane
Jun 2021 – Present · 8 mos



Member Of The Board Of Advisors
Bankiom
May 2021 – Present · 9 mos

Chief Marketing Officer
Rush Communications/ Simmons Design Group
2010 – 2019 · 9 yrs 1 mo
Greater New York City Area

See all 11 experiences

Education

St. Pauls College
Business, Management, Marketing, and Related Support Services
1990 – 1994

Saint Paul's College
Business Management

Skills

Brand Development · 99+


Endorsed by Tony Shellman and 18 others who are highly skilled at this



Endorsed by 2 colleagues at Phat Fashions

Public Relations · 99+

 Endorsed by Charles K. Poole and 16 others who are highly skilled at this

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Marketing Strategy · 96

 Endorsed by Alexandre Acey and 7 others who are highly skilled at this

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Recommendations

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Interests

Companies

 **Natural Leaders Media, LLC**
141 followers

 **Bankiom**
1,426 followers

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Causes

Arts and Culture • Children • Civil Rights and Social Action • Education • Environment • Social Services